EXHIBIT (C)(2)

                                LETTER OF INTENT

                                  May 29, 1997


Board of Directors
National Picture & Frame Company
c/o Mr. John H. Grigg
Managing Director
Bowles Hollowell Conner & Co.
227 West Trade Street
Charlotte, North Carolina 28202

Dear Sirs:

         Colonnade Capital, L.L.C., on behalf of itself and one or more of its affiliates (collectively, "Colonnade"), hereby submits a proposal (the "Proposal") to acquire National Picture & Frame Company (the "Company") substantially upon the terms set forth herein. The transaction (the "Transaction") would be effected by means of a tender offer (the "Tender Offer") for any and all issued and outstanding shares of common stock of the Company, par value $.01 per share, followed by a merger (the "Merger") of the Company with a newly formed company to be organized by Colonnade ("Newco").

         If the Proposal is acceptable to the Company, Colonnade and the Company shall proceed promptly to negotiate a binding, definitive agreement (the "Agreement") providing for the Tender Offer followed by the Merger. The Proposal is subject to the arranging of appropriate financing and the satisfactory completion of Colonnade's due diligence investigation of the Company as set forth herein. Colonnade has received preliminary commitments from certain financial institutions with respect to the funds necessary to finance the proposed transaction.

         1. Consideration. The consummation of the proposed Transaction would result in the holders of the issued and outstanding common stock of the Company receiving, in exchange for each share, $12.00 cash (the "Consideration"), as long as, prior to commencement of the Tender Offer, the Company provides written evidence to Colonnade that the amount that is payable by the Company in connection with the termination of the employment with the Company of Jesse C. Luxton as President and Chief Executive Officer of the Company and any related non-competition payments, and payments due to Bowles Hollowell Conner & Co. and other brokers and advisors to the Company in connection with the consummation of the Tender Offer and the Merger do not in the aggregate exceed $1,850,000; provided, however, that if such expenses exceed $1,850,000 in the aggregate, there shall be a proportionate reduction in the Consideration. Each issued and outstanding option to acquire common stock of the Company shall be entitled to receive a cash payment equal to the difference between the Consideration and


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Board of Directors
May 29, 1997
Page 2


the exercise price per share of common stock of the Company issuable upon exercise of such option unless such option holders enter into a mutually agreed upon alternative with Newco.

         2. The Agreement. Colonnade and the Company will negotiate in good faith to agree upon the provisions of the Agreement on the basis set forth in the Proposal. The Agreement shall reflect customary representations, warranties, covenants and conditions for transactions of this kind. Execution of the Agreement by Colonnade shall be subject to the following conditions precedent:

                  (a) the receipt by the Company of a fairness opinion from Bowles Hollowell Conner & Co., a copy of which shall be delivered to Colonnade, that the Consideration to be received by the stockholders of the Company is fair to the holders of the Company's issued and outstanding common stock from a financial point of view;

                  (b) the approval of the Agreement and the Transaction by a unanimous vote of the non-executive officer members of the Board of Directors of the Company;

                  (c) the receipt by Colonnade of agreements executed by each of Code, Hennessy & Simmons Limited Partnership, its affiliates and members of the Board of Directors and the executive officers of the Company or any entities or individuals controlled by any of the foregoing pursuant to which all such persons agree to irrevocably tender in the Tender Offer any and all shares of common stock of the Company beneficially owned by such persons as of the date of this Letter of Intent or subsequently purchased;

                  (d) Newco shall have entered into employment agreements with certain members of senior management of the Company in form and substance satisfactory to Colonnade, which agreements shall become effective simultaneously with the consummation of the Tender Offer;

                  (e) the senior management of the Company, other than Jesse C. Luxton, shall agree to invest in the surviving corporation resulting from the Merger in an amount not less than 25% of the value of each such person's present investment in the Company (including the value of any stock options held) using a per share value equal to the Consideration;

                  (f) the Company shall have notified Jesse C. Luxton that he will be terminated as President and Chief Executive Officer of the Company, effective


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Board of Directors
May 29, 1997
Page 3


         simultaneously with the consummation of the Tender Offer, and Mr. Luxton shall agree that the terms of such termination shall be as set forth in the employment agreement between the Company and Mr. Luxton, dated as of April 30, 1993, and the letter agreement between the Company and Mr. Luxton, dated as of April 30, 1997 (which expenses are included in the expense amount referred to in paragraph 1);

                  (g) Newco shall have entered into an employment agreement with Mr. Luxton's successor as President and Chief Executive Officer of the Company in form and substance satisfactory to Colonnade;

                  (h) Colonnade shall have had discussions, satisfactory to Colonnade, in its sole and absolute discretion, with Wal-Mart and K-Mart regarding their intent to continue to use the Company as a primary vendor on terms substantially similar to terms currently in effect with such customers;

                  (i) the Company's revenues, earnings, cash flow and balance sheet for the period ending April 30, 1997, shall not compare unfavorably, in a material manner, to the projections provided by the Company and Bowles Hollowell Conner & Co. on March 5, 1997, to Colonnade;

                  (j) there shall not have occurred any dividend, redemption, stock split, recapitalization or stock issuance of any kind (including stock options) of the Company since January 31, 1997 other than the issuance of stock by the Company upon the exercise of outstanding stock options or pursuant to the Company's employee stock purchase plan;

                  (k) the Company shall not have entered into any agreement binding the Company to a material capital expenditure;

                  (l) the Company (a) shall have conducted its business only in the ordinary course and shall have maintained and preserved its organization, goodwill and properties, and (b) shall not have made any material change to its financial statements, except as required by the operation of the business in the ordinary course or to conform to generally accepted accounting principles, or prepaid any indebtedness, changed depreciation or amortization methods, delayed incurring budgeted expenses or deviated from usual and customary terms with suppliers, lessors, customers or buyers; and

                  (m) Colonnade shall have received commitments, satisfactory to Colonnade in its sole and absolute discretion, from investors and financial institutions to provide at


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Board of Directors
May 29, 1997
Page 4


         least $50.0 million of debt or debt-like financing with respect to the Tender Offer and related transactions.

         The Agreement shall provide that consummation of the Tender Offer and Colonnade's and Newco's obligations to accept and pay for shares validly tendered and not withdrawn pursuant to the Tender Offer shall be subject to the following conditions:

                  (1) not less than 90% of the issued and outstanding shares of common stock of the Company shall have been validly tendered and not withdrawn pursuant to the Tender Offer, which shall remain open for 20 business days (or such longer period of time as may be required under applicable federal securities laws); and

                  (2) the satisfaction of any applicable federal or state regulatory requirements and approvals, including approval under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

         3. Due Diligence. Following the execution of this Letter of Intent, the Company will allow Colonnade, its counsel and other representatives, full access to all employees, books, records, files, documents, assets, properties, contracts and agreements of the Company that may be reasonably requested and shall furnish Colonnade, its counsel and representatives, all such other information as may be reasonably requested. Colonnade shall have reasonable access to conduct interviews with Wal-Mart and K-Mart, provided, that, any such interviews shall be coordinated through the Company.

         4. Chief Executive Officer. Colonnade shall use its reasonable best efforts to identify and secure the services of an individual (as contemplated by paragraph 2(g)) to serve as the President and Chief Executive Officer of the Company from and after the consummation of the Tender Offer, which individual shall be acceptable to Colonnade in its sole and absolute discretion.

         5.       No Solicitation.

                  In consideration of Colonnade's due diligence review of the Company and negotiation of the Agreement, which the parties acknowledge will cost Colonnade material time and expense, from the date of this Letter of Intent through the earlier to occur of consummation


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Board of Directors
May 29, 1997
Page 5


of the Merger or the date this Letter of Intent is terminated in accordance with paragraph 7 below, no stockholder controlled by a director, officer, employee or affiliate of the Company, director, officer, employee or affiliate of the Company (collectively, the "Affiliates"), or any representative of such person or entity, shall institute, pursue or continue any discussions, negotiations or agreements (whether preliminary or definitive) with any person or entity other than Colonnade contemplating or providing for any public or private offering of equity, merger, share exchange, acquisition, purchase or sale of a significant amount of shares or assets or other business combination or change in control of the Company, unless the Board of Directors of the Company concludes in good faith, after receiving the advice of its counsel, that the failure to take such action is likely to violate the fiduciary obligation of the directors of the Company under applicable law. The Company and its directors, officers and advisors shall not furnish any non-public information to any party other than Colonnade with respect to such a proposed transaction. The Company shall promptly notify Colonnade to the extent that it receives any inquiry relating to any such transaction.

         6. Conduct of Business in Ordinary Course; Best Efforts. The Agreement shall contain a provision similar to paragraph 2(l) above. The Company represents to Colonnade that the Company has not entered into any employment agreements or severance agreements with any employee of the Company that provide for severance payments to be made to such employee in connection with the termination of such employee's employment with the Company after October 31, 1997. The Company agrees to use its good faith reasonable best efforts to enable Colonnade to meet or have discussions with appropriate representatives of Wal-Mart and K-Mart, respectively, within two weeks of the date of this Letter of Intent for the purpose of satisfying the conditions set forth in paragraph 2(h) above.

         7. Termination. This Letter of Intent may only be terminated as set forth in subparagraphs (b), (c), (d) or (e) below.

                  (a) If this Letter of Intent is terminated by the Company (other than under the circumstances referred to in subparagraph (e) below) prior to the execution of the Agreement, and the conditions set forth in paragraph 2(g), (i) and (m) have been satisfied or waived in writing by Colonnade, the Company shall, in view of the efforts of Colonnade, reimburse Colonnade for its reasonable out-of-pocket expenses in connection with the transactions contemplated by this Letter of Intent and the financing thereof; provided, that, such expenses shall not exceed $750,000 in the aggregate (the "Reasonable Expenses"). Nothing contained herein shall be deemed to limit any claims Colonnade may have against the Company with respect to a breach of this Letter of Intent by the Company.


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Board of Directors
May 29, 1997
Page 6


                  (b) Either party may terminate this Letter of Intent if the condition set forth in paragraph 2(g) above has not been satisfied on or before August 4, 1997; provided, however, that if Colonnade can demonstrate to the Company that Colonnade has identified a bona fide candidate for the position of President and Chief Executive Officer of the Company on or before such date with whom Colonnade expects to complete discussions within 30 days and Colonnade has satisfied or agreed to waive in writing the conditions set forth in paragraph 2(d),
         (e), (h), (i) and (m), then such date shall be extended automatically until September 3, 1997.

                  (c) Either party may terminate this Letter of Intent if any of the conditions set forth in paragraph 2(d), (e), (h), (i) or (m) have not been satisfied or waived in writing by Colonnade on or before August 4, 1997.

                  (d) If the Agreement is not executed on or before September 3, 1997, then this Letter of Intent may be terminated by either party.

                  (e) Either party may terminate this Letter of Intent at any time if the Company shall have received a superior proposal from any other person which provides for the acquisition of all of the issued and outstanding shares of capital stock of the Company and the Board of Directors of the Company concludes in good faith, after receiving the advice of its counsel, that the failure to terminate is likely to violate the fiduciary duty of the Board of Directors of the Company under applicable law. In such event, in view of the efforts of Colonnade and the potential benefits to the stockholders of the Company and the potential loss to Colonnade, the Company shall pay to Colonnade a fee of (i) $1,500,000 and reimburse it for its Reasonable Expenses, if such termination occurs prior to the time that the conditions set forth in paragraph 2(d), (e) or (h) have been satisfied or waived in writing by Colonnade, or (ii) $2,500,000 and reimburse it for its Reasonable Expenses, if such termination occurs on or after the time that the conditions set forth in paragraph 2(d), (e) or (h) have been satisfied or waived in writing by Colonnade. The same amounts shall also be paid by the Company to Colonnade if (i) (A) any person, or any persons acting as a group, acquires more than one-third of the shares outstanding after the date of, and prior to the termination of, this Letter of Intent, and (B) such person or group obtains control of the Company or enters into an agreement providing for the merger with, or acquisition of all or substantially all of the assets of the Company from, the Company (a "Change of Control") within 12 months after termination of this Letter of Intent, or (ii) (X) a Change of Control occurs within 12 months after the termination of this Letter of Intent with a party who had communicated after the date of, and prior to the termination of, this Letter of Intent with an Affiliate or any representative thereof of such


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Board of Directors
May 29, 1997
Page 7


         party's intent to acquire control of the Company by verbal or written communication, and (Y) the price per share received by the shareholders of the Company in connection with such Change of Control exceeds the Consideration.

         8. Expenses. Except as set forth in paragraph 7, each party will bear its own legal and other fees and expenses incurred in connection with the transactions, including the expenses of accountants and investment bankers.

         9. Nondisclosure. Neither Colonnade nor the Company or any of their respective members, stockholders, officers or directors shall (i) make any public statement about the contemplated transaction without the prior written consent of the other party, unless that party determines in good faith, on the advice of legal counsel, that public disclosure is required by law or the rules of the Nasdaq stock market, in which case that party shall consult with the other party to the extent reasonably practicable prior to making a statement, or
(ii) discuss the potential transaction with any third party, other than representatives and advisors who are bound to confidence; provided, that, in the event that the Company decides to issue a press release or make a public statement regarding this Letter of Intent, then Colonnade shall have the opportunity to review and comment on such press release or statement prior to any public disclosure.

         10. Board Action. Upon execution of the definitive Agreement, the Board of Directors of the Company shall prepare and promptly file a Schedule 14D-9 with the Securities and Exchange Commission concurrently with the filing by Colonnade of a Schedule 14D-1 in which the Board recommends that the stockholders of the Company tender their shares of common stock of the Company pursuant to the Tender Offer and mail such Schedule 14D-9 to stockholders concurrently with the mailing by Colonnade of such Schedule 14D-1; provided, however, that the Board's obligations under this paragraph 10 shall be subject to the exercise of its fiduciary duties with respect to a superior proposal by a third party.

         Although this Letter of Intent expresses the intentions of the parties as herein provided, nothing herein set forth shall be construed as or be deemed to constitute a legally enforceable or binding right or obligation of any of them, and no party will be bound, legally or otherwise, until a definitive Agreement regarding the matters set forth above is executed by the parties and other persons who shall be appropriate signatories; provided, however, the covenants set forth in paragraphs 4, 5, 7, 8 and 9 shall be binding in consideration of the efforts of the parties to proceed toward preparation of a definitive Agreement respecting the transactions outlined above.



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Board of Directors
May 29, 1997
Page 8


         If the Company is in agreement with the foregoing, kindly so indicate by signing a counterpart in the place indicated below and returning it to the undersigned. This offer will expire if a signed counterpart is not received by Colonnade by 12:00 Midnight Central Time on May 29, 1997.

                                       Very truly yours,

                                       COLONNADE CAPITAL, L.L.C.



                                       By:      _______________________________
                                                James C. Wheat, III
                                                Managing Partner



ACCEPTED AND AGREED
to as of May 29, 1997

NATIONAL PICTURE & FRAME COMPANY



By:      ___________________________
         Daniel J. Hennessy
         Chairman of the Board